U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 17, 2018, the resignations of the members the Board of Directors (the “Board”) of Luokung Technology Corp. (formerly known as Kingtone Wireless Solution Holding Ltd) (the “Company”) became effective upon the consummation of that Asset Exchange Agreement by and between the Company and C Media Limited, dated January 25, 2018 (the “AEA”). Immediately following the effectiveness of such resignations, the appointments of the new members of the Company’s Board became effective. Those members now include the following individuals:

Xuesong Song is a co-founder of C Media Limited and served as its chairman of the board of directors and chief executive officer from 2012 until the consummation of the AEA. From February 2014 through April 2017, Mr. Song served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC) and from January 2013 through February 2015, Mr. Song served as a director of Pingtan Marine Enterprise Ltd. (NASDAQ: PME). From May 2006 through January 2009, Mr. Song served as the Chairman of the Board of ChinaGrowth North Acquisition Corporation, a special purpose acquisition company, which acquired UIB Group Limited in January 2009, in which he remains a director. Mr. Song has been a principal of Chum Capital Group Limited since August 2001, a merchant banking firm that invests in growth Chinese companies and advises them in financings, mergers & acquisitions and restructurings, and chief executive officer of Beijing Chum Investment Co., Ltd. since December 2001. Mr. Song has been a director of Mobile Vision Communication Ltd. since July 2004. Mr. Song received a Master’s of Business Administration degree from Oklahoma City/Tianjin Program.

Dennis Galgano was a registered consultant with Morgan Joseph Triartisan LLC from November 2016 until October 2017, and previously served as vice chairman and head of international investment banking for Morgan Joseph Triartisan LLC, which is a registered broker dealer engaged in the investment banking and financial advisory industry. Mr. Galgano received a B.S. degree in Chemistry from St. John’s University and an M.B.A. from The Wharton School in 1972.

Jiming Ha has also served as a senior research fellow for the China Finance 40 Forum since March 1, 2018, and previously served as a managing director of Goldman Sachs from January 2017 to April 2017. Mr. Ha served as a vice chairman and chief investment strategist of the Investment Strategy Group for Private Wealth Management at Goldman Sachs from 2010 to January 2017. Mr. Ha holds a PhD in Economics from the University of Kansas and Master’s and Bachelor’s degrees of science from Fudan University.

Zhihao Xu has served as the chief executive officer of Geely Group Co., Ltd., in Hangzhou, China, since December 2017, and previously served as the chairman and chief executive officer of Beijing Dingchengrenhe Investment Co., Ltd., a funds management company, from January 2017 to December 2017. Mr. Xu served as the chairman of president of HNA USOLV CO., LTD., and the chief innovation officer of HNA Logistics Group from January 2014 to December 2016, and prior to that as the chairman of Gopay Innovation Technology Co. Ltd., an online payment system operator supporting online money transfers, from April 2012 to January 2014. Mr. Xu graduated from the Business School of Renmin University of China and from the Wudaokou Finance College of Tsinghua University with a fund qualification certificate and securities qualification certificate.

Jin Shi has served as the managing partner of Chum Capital Group, a merchant bank focused on helping Chinese growth companies to access global capital, since January 2013. Mr. Shi has also served as a director of Seven Stars Cloud Group, Inc. (NASDAQ: SSC), a premium video on demand service provider, since January 2014, and joined the audit committee of its board of directors in March 2016. He also served as a director and member of the audit committee of Pingtan Marine Enterprise, Ltd. (NASDAQ: PME), a marine enterprise group primarily engaged in ocean fishing through its subsidiaries. Mr. Shi received an EMBA degree from the Guanghua Management School of Beijing University, and a Bachelor’s degree of science in Chemical Engineering from Tianjin University.

Kegang Peng served as the Vice Chairman of the board of directors C Media Limited from October 2014 to the consummation of the AEA. Previously, from 2012 to 2014, Mr. Peng was chairman of the board and founder of Jiangsu Suqian Jinghaiboyuan Information and Technology Co., Ltd. Mr. Peng studied at Beijing University of Aeronautics and Astronautics majoring computer and application.

On August 19, 2018, the Board appointed Messrs. Galgano, Shi and Ha as members of the Company’s Audit Committee, Messrs. Galgano and Shi as members of the Compensation Committee, and Messrs. Ha and Zhihao Xu as members of the Nominating and Corporate Governance Committee. The Board has determined that each of these persons meet the definition of  an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has further determined that Mr. Galgano qualifies as an audit committee financial expert.

On August 19, 2018, the Board appointed Mr. Xuesong Song as the Company’s chief executive officer and Mr. Jie Yu as the Company’s chief financial officer, and approved employment agreements for each officer. Mr. Yu served as the chief financial officer of C Media Limited from January 2018 until the consummation of the AEA. From June 2016 to January 2018, Mr. Yu served as chief financial officer and secretary of the board of directors of MTI Environment Group Limited. Prior to joining MTI, Mr. Yu served as the senior manager at DA HUA CPA from November 2012 to May 2016. Previously, Mr. Yu served as the manager at Crowe Horwath (Hong Kong) CPA. Mr. Yu holds a bachelor degree in accounting and finance from University of Auckland and postgraduate diploma in accounting from University of Auckland.

On August 24, 2018, the Board appointed Mr. Dongpu Zhang as the President of the Company, effective upon the closing of the Company’s acquisition of SuperEngine Holding Limited. Mr. Dongpu Zhang has served as the General Manager of SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd. (“SuperEngine Suzou”) and the Chief Executive Officer of SuperEngine Holding Limited since September 2016. From February, 2014 to August, 2016, Mr. Zhang served as vice president of Industrial Development Group under China Fortune Land Development Co., Ltd. From March, 2009 to February, 2014, Mr. Zhang served as the vice president of Aerospace Science and Technology Holding Group Co., Ltd. Mr. Zhang receive his Master Degree of Computer Science from Harbin Institute of Technology in 1994 and his Bachelor Degree of information system from Changsha Institute of technology in 1991.

On August 24, 2018, the Board appointed Dr. Vincent Tao as a member of the Board, effective upon the closing of the Company’s acquisition of SuperEngine Holding Limited. Dr. Tao was the Chairman of SuperEngine Suzhou from 2014 to 2017. Dr. Tao has been the president of the Seasky Angel Investment Alliance of Shanghai since 2015. Dr. Tao received his Bachelor Degree of geographic information and telemetry from Wuhan University in China in 1990 and received his Ph.D. from University of Calgary, Canada in 1997.

Luokung Technology Corp. is also furnishing under the cover of Form 6-K a press release as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

August 27, 2018	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Exhibit Index

Exhibit Number	Description
99.1*	Press Release, dated August 27, 2018 by Luokung Technology Corp. announcing the appointment of new directors and officers.

* Furnished herewith.

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